SPORT-BLX SECURITIES, INC.

FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2021
AND DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Sport-BLX Securities, Inc.
New York, New York

We have reviewed the accompanying financial statements of Sport-BLX Securities, Inc., which comprise the balance sheets as of September 30, 2021 and December 31, 2020, and the related statements of income, statements of equity and statements of cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Sport-BLX Securities, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
November 19, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

SPORT-BLX SECURITIES, INC.
BALANCE SHEETS
SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 299	$ -
Stock subscriptions receivable	200	200
Due from related party	40,037	58,441
TOTAL CURRENT ASSETS	40,536	58,641
TOTAL ASSETS	$ 40,536	$ 58,641

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Cash overdraft	$ -	$ 28,429
Accounts payable and accrued expenses	642,261	410,580
Due to related party	28,424	-
TOTAL CURRENT LIABILITIES	670,685	439,009
TOTAL LONG-TERM LIABILITIES	-	-
TOTAL LIABILITIES	670,685	439,009
SHAREHOLDERS' EQUITY		
Common stock, see note 4	223	217
Additional paid-in capital	2,294,997	1,694,983
Accumulated deficit	(2,925,369)	(2,075,568)
TOTAL SHAREHOLDERS' EQUITY	(630,149)	(380,368)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 40,536	$ 58,641

See independent accountant's review report and accompanying notes to financial statements.

SPORT-BLX SECURITIES, INC.
STATEMENTS OF INCOME
SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(unaudited)

	2021	2020
REVENUES	$ 214,000	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	214,000	-
OPERATING EXPENSES		
General and administrative	984,024	1,529,850
Professional fees	62,700	417,376
Sales and marketing	17,077	130,570
TOTAL OPERATING EXPENSES	1,063,801	2,077,796
NET OPERATING LOSS	(849,801)	(2,077,796)
OTHER INCOME/(EXPENSES)		
Interest income	-	4,718
Loss on sale of investments	-	(2,490)
TOTAL OTHER INCOME/(EXPENSES)	-	2,228
NET LOSS	$ (849,801)	$ (2,075,568)

See independent accountant's review report and accompanying notes to financial statements.

SPORT-BLX SECURITIES, INC.
STATEMENTS OF EQUITY
SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(unaudited)

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, APRIL 1, 2020 (INCEPTION)	-	$ -	-	$ -	$ -
Issuance of common stock	216,950	217	1,694,983	-	$ 1,695,200
Net loss	-	-	-	(2,075,568)	$ (2,075,568)
ENDING BALANCE, DECEMBER 31, 2020	216,950	$ 217	$ 1,694,983	$ (2,075,568)	$ (380,368)
Issuance of common stock	6,000	6	600,014	-	$ 600,020
Net loss	-	-	-	(849,801)	$ (849,801)
ENDING BALANCE, SEPTEMBER 30, 2021	**222,950**	**$ 223**	**$ 2,294,997**	**$ (2,925,369)**	**$ (630,149)**

See independent accountant's review report and accompanying notes to financial statements.

SPORT-BLX SECURITIES, INC.
STATEMENTS OF CASH FLOWS
SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (849,801)	$ (2,075,568)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets:		
Stock subscriptions receivable	-	(200)
Due from related parties	18,404	(58,441)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	231,681	410,580
Due to related parties	28,424	-
CASH USED FOR OPERATING ACTIVITIES	(571,292)	(1,723,629)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	600,020	1,695,200
CASH PROVIDED BY FINANCING ACTIVITIES	600,020	1,695,200
NET INCREASE (DECREASE) IN CASH	28,728	(28,429)
CASH AT BEGINNING OF YEAR	(28,429)	-
CASH AT END OF YEAR	$ 299	$ (28,429)

CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Sport-BLX Securities, Inc. (the "Company") was incorporated in the State of Delaware on April 1, 2020. The Company is a revolutionary financial technology company which has developed a marketplace for a wide variety of investments including, but not limited to, sports assets. Their innovative trading platform will permit athletes to raise money and become co-investors with their rabid fanbases, an opportunity that was previously nonexistent.

Going Concern
Since Inception, the Company has relied on funds from affiliates and common stock issued to fund its operations. As of September 30, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of September 30, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of September 30, 2021, and December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of September 30, 2021.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of September 30, 2021, and December 31, 2020, the Company had no accounts receivable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company currently generates revenues by consulting fees. The Company's payments are generally collected upfront. For periods ending September 30, 2021, and December 31, 2020, the Company recognized $214,000 and nil in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Due to/from Related Parties

During 2021, related parties loaned the Company $28,424. The loan has no interest rate, minimum monthly payments or maturity date. Management believe they will repay the related party within the next year.

Since inception, the Company has loaned related parties $40,037 and $58,441 as of September 30, 2021, and December 31, 2020. The loan carries no interest rate, minimum monthly payments or maturity date. However, management believes that the related party will repay the Company within the next year.

4. Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 1,000,000 shares, at $0.001 par value per share. As of September 30, 2021, and December 31, 2020, 222,950 and 216,950, respectively, shares have been issued and are outstanding. As of September 30, 2021 and December 31, 2020, $200 is due from shareholders in relation to the purchase of common stock, thus, creating the stock subscriptions receivable.

5. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on April 1, 2020, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. Subsequent Events

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $200,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee on funds sourced through WeFunder in this offering.

Managements Evaluation
The Company has evaluated subsequent events through November 19, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.